FORM 6 - K



                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                        Report of Foreign Private Issuer
                    Pursuant to Rule 13a - 16 or 15d - 16 of
                       the Securities Exchange Act of 1934


                               As of March 2, 2006



                                  TENARIS, S.A.
                 (Translation of Registrant's name into English)


                                  TENARIS, S.A.
                           46a, Avenue John F. Kennedy
                                L-1855 Luxembourg
                    (Address of principal executive offices)


        Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or 40-F.

                              Form 20-F X    Form 40-F
                                       ---             ---

      Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12G3-2(b) under the Securities Exchange Act of 1934.

                              Yes            No        X
                                      ---             ---

       If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-__.

The attached material is being furnished to the Securities and Exchange Commission pursuant to Rule 13a-16 and Form 6-K under the Securities Exchange Act of 1934, as amended. This report contains Tenaris's press release announcing 2005 Fourth Quarter and Annual Results.

Tenaris Announces 2005 Fourth Quarter and Annual Results

    LUXEMBOURG--(BUSINESS WIRE)--March 1, 2006--The financial and operational information contained in this press release is based on audited consolidated financial statements prepared in accordance with International Financial Reporting Standards (IFRS) and presented in U.S. dollars.
    Tenaris S.A. (NYSE:TS) (BCBA:TS) (BMV:TS) (BI:TEN) ("Tenaris") today announced its results for the fourth quarter and year ended December 31, 2005 with comparison to its results for the fourth quarter and year ended December 31, 2004.

Summary of 2005 Annual Results

                              FY 2005   FY 2004   Increase/(Decrease)

Net sales (US$ million)       6,736.2   4,136.1                   63%
Operating income (US$
 million)                     1,948.4     813.5                  140%
Net income (US$ million)(1)   1,387.3     805.0                   72%
Shareholders' net income
 (US$ million)                1,277.5     784.7                   63%
Earnings per ADS (US$)          10.82      6.65                   63%
Earnings per share (US$)         1.08      0.66                   63%
Av. number of shares
 (million)                    1,180.5   1,180.5
EBITDA(2) (US$ million)       2,162.7     898.6                  141%
EBITDA margin (% of net
 sales)                            32%       22%


(1) As required by IAS 1 (revised) as from January 1, 2005 the income for the period disclosed in the income statement does not show minority interest. Earnings per share continue to be calculated on the net income attributable solely to the equity holders of Tenaris.

(2) EBITDA equals operating income plus depreciation and amortization charges but excluding a non-recurring operating income gain of US$123.0 million recorded in the fourth quarter of 2004 resulting from an arbitration award.

    Our 2005 full year results reflect the strong performance of our seamless pipe business, where we are the leading supplier of seamless pipe products to the global oil and gas industry. With the increase in oil and gas drilling activity, particularly in complex operating environments, we have been increasing our sales of high-end products, such as premium connections, sour service and high collapse grades used in deeper and more corrosive environments and special deepwater line pipe for risers and flowlines. Net sales of our seamless pipes, which accounted for 76% of total net sales, rose 57% with particularly strong growth recorded in the Middle East and Africa region. Our welded pipe business also enjoyed a good year with strong demand for welded pipes for gas pipeline projects in its regional markets of Brazil and Argentina.

Summary of 2005 Fourth Quarter Results

(Comparison with third quarter of 2005 and fourth quarter of 2004)

                               Q4 2005     Q3 2005        Q4 2004

Net sales (US$ million)        1,898.6   1,640.4  16%  1,272.7    49%
Operating income (US$ million)   576.9     475.2  21%    355.4    62%
Net income (US$ million)(3)      414.8     350.9  18%    479.5  (13%)
Shareholders' net income (US$
 million)                        381.0     318.9  19%    467.4  (18%)
Earnings per ADS (US$)            3.23      2.70  19%     3.96  (18%)
Earnings per share (US$)         0.323      0.27  19%    0.396  (18%)
EBITDA(4) (US$ million)          634.5     528.1  20%    287.8   120%
EBITDA margin (% of net sales)      33%       32%           23%


(3) As required by IAS 1 (revised) as from January 1, 2005 the income for the period disclosed in the income statement does not show minority interest. Earnings per share continue to be calculated on the net income attributable solely to the equity holders of Tenaris.

(4) EBITDA equals operating income plus depreciation and amortization charges but excluding a non-recurring operating income gain of US$123.0 million recorded in the fourth quarter of 2004 resulting from an arbitration award.

    New quarterly highs were set during the fourth quarter of 2005 for net sales, operating income and EBITDA. Net sales of our seamless pipe products rose 16% compared to the third quarter of 2005 and were up 45% compared to the fourth quarter of 2004 and the gross margin continued to improve. Compared to the third quarter, seamless pipe sales volumes remained strong in the Middle East & Africa and increased in the Far East & Oceania as well as in Europe reflecting our strong global positioning. Free cash flow (net cash provided by operations less capital expenditures) was US$273.3 million and net debt (borrowings less cash and cash equivalents and other current investments) decreased to US$183.0 million.

    Annual Dividend Proposal

    The board of directors proposes, for the approval of the annual general shareholders' meeting to be held on June 7, 2006, the payment of an annual dividend of US$0.30 per share (US$3.00 per ADS), or approximately US$354 million. If the annual dividend is approved by the shareholders, a dividend of US$0.173 per share (US$1.73 per ADS), or approximately US$204 million, representing the balance of the annual dividend, will be paid on June 16, 2006 with an ex-dividend date of June 13, 2006.

    Market Background and Outlook

    In 2005, further increases in exploration and production spending by oil and gas companies and increased drilling activity, reflecting high oil and gas prices and continuing increases in global demand for oil and gas, led the increase in demand for seamless pipe products. The international count of active drilling rigs, as published by Baker Hughes, averaged 929 during the fourth quarter of 2005, an increase of 8% compared to the same quarter of the previous year and an increase of 9% for the year overall compared to 2004. The corresponding percentage annual rig count increases in the Canadian and U.S. markets, which are more sensitive to natural gas prices, were 24% and 16% respectively.
    We estimate that global apparent consumption of seamless OCTG (oil country tubular goods) in 2005 grew approximately 17% compared to 2004, and will grow further in 2006. Demand for other seamless products also increased contributing to an overall estimated increase in apparent consumption of seamless pipe products worldwide of some 9% in 2005 over 2004. Demand from the energy sector for high-end seamless pipe products, including premium connections, used in complex drilling and other high-performance applications grew strongly in 2005 and should grow further in 2006.
    Favorable market conditions and increased demand for high-end seamless pipe products helped us to record strong sales growth and a higher gross margin for our seamless pipe products as higher average selling prices were more than sufficient to offset the impact of higher raw material, energy and labor costs. We expect that the continuation of favorable market conditions and increased demand for our high-end seamless pipe products will result in further sales growth and that we will be able to maintain our operating margins at the higher levels shown in 2005.
    Demand for our welded pipe products, which depend to a substantial extent on specific projects, particularly those for the construction of oil and gas pipelines in the regional market of our two welded pipe mills in South America, can vary significantly from year to year. In 2005, demand for our welded pipe products benefited from gas and mineral slurry pipeline projects in Brazil and from gas pipeline expansion projects in Argentina. We expect demand for our welded pipe products in 2006 to be affected by delays to the implementation of projects in Brazil and Argentina which will result in reduced sales and margins on welded pipes for the year.

    Ternium IPO

    On January 31, 2006, Ternium announced that it had placed 248,447,200 newly issued shares (equivalent to 24,844,720 ADSs) in an initial public offering at US$2.00 per share (US$20 per ADS) and that its ADSs would trade on the New York Stock Exchange with the TX ticker. Tenaris received an additional 20,252,338 shares in Ternium upon the conversion of its US$40.4 million loan to Ternium. Following the issuance of further shares by Ternium upon the exercise of an over-allotment option by the Ternium IPO underwriters, Tenaris now holds an 11.5% equity shareholding in Ternium. As of December 31, 2005, Tenaris recorded the value of its equity investment in Ternium at US$253.8 million.

Analysis of 2005 Fourth Quarter Results

(metric tons)

      Sales volume          Q4 2005    Q4 2004    Increase/(Decrease)

North America               192,000    226,000                  (15%)
Europe                      182,000    185,000                   (2%)
Middle East & Africa        147,000    101,000                    46%
Far East & Oceania          112,000     98,000                    14%
South America               105,000     96,000                     9%
Total seamless pipes        738,000    707,000                     4%
Welded pipes                110,000     50,000                   120%
Total steel pipes           848,000    756,000                    12%

    Sales volume of seamless pipes increased by 4% to 738,000 tons in the fourth quarter of 2005 from 707,000 tons in the same period of 2004. Sales volume increased significantly in the Middle East and Africa region reflecting a general increase in oil and gas drilling activity in the region led by exploration and production investments to increase petroleum production capacity in Saudi Arabia and gas production for LNG processing in Qatar. Sales volume also increased in the Far East and Oceania, reflecting higher sales of OCTG products in China, and in South America, reflecting higher sales of OCTG products in Venezuela and Ecuador. Sales in North America declined reflecting lower drilling activity in Mexico and lower sales of line pipe products in the USA.
    Sales volumes of welded pipes increased by 120% to 110,000 tons in the fourth quarter of 2005 from 50,000 tons in the same period of 2004. The increase in sales was due to higher demand for welded pipes for gas pipeline projects in Brazil. Deliveries were made during the quarter to the Cabiunas-Vitoria, Catu-Carmopolis and Coari-Manaus projects.

(US$ million)

        Net sales           Q4 2005    Q4 2004    Increase/(Decrease)

Seamless pipes              1,456.9     1006.2                    45%
Welded pipes                  208.2       77.7                   168%
Energy                        163.8      140.6                    17%
Others                         69.6       48.2                    44%
Total                       1,898.6    1,272.7                    49%

    Net sales in the quarter ended December 31, 2005 increased 49% to US$1,898.6 million, compared to US$1,272.7 million in the corresponding quarter of 2004. Net sales of seamless pipes rose by 45%, due to higher sales of high-end products and higher selling prices for all our products. Net sales of welded pipes, which included US$13 million in sales of metal structures made by our Brazilian welded pipe subsidiary in the fourth quarter of 2005 and US$17 million of such sales in the fourth quarter of 2004, rose by 168% due to higher sales volume and selling prices. Net sales of energy rose by 17% due to higher selling prices for gas and electric energy and higher sales of natural gas. Net sales of other goods and services increased 44% due to higher sales of pre-reduced hot briquetted iron from our plant in Venezuela, which we acquired in July 2004 and which commenced operations during the fourth quarter of 2004.

(percentage of net sales)

Cost of sales                        Q4 2005                Q4 2004

Seamless pipes                             50%                    62%
Welded pipes                               63%                    72%
Energy                                     97%                    92%
Others                                     70%                    52%
Total                                      56%                    66%

    Cost of sales, expressed as a percentage of net sales, decreased to 56% in the fourth quarter of 2005, compared to 66% in the same period of 2004 reflecting higher gross margins on our sales of seamless and welded pipe products. Cost of sales for seamless pipe products, expressed as a percentage of net sales, decreased to 50% in the fourth quarter of 2005 compared to 62% in the same period of 2004 as higher average selling prices offset increased raw material, energy and labor costs and we sold higher volumes of higher margin, high-end products.
    Selling, general and administrative expenses, or SG&A, declined as a percentage of net sales to 12.6% in the quarter ended December 31, 2005 compared to 15.4% in the corresponding quarter of 2004 but rose in absolute terms to US$239.0 million compared to US$196.2 million.
    Other operating income and expenses. A loss of US$11.7 million was recorded in the fourth quarter of 2005 compared to a gain of US$116.4 million in the corresponding quarter of 2004. The result recorded in the fourth quarter of 2004 included a gain of US$123.0 million deriving from an arbitration settlement.
    Net financial expenses rose to US$20.1 million in the fourth quarter of 2005, compared to a net financial income of US$28.3 million in the same period of 2004. Net interest expenses decreased to US$4.6 million compared to US$10.6 million, reflecting a lower net debt position. A loss of US$16.5 million on net foreign exchange transactions and the fair value of derivative instruments was recorded in the fourth quarter of 2005, compared to a gain of US$39.6 million during the fourth quarter of 2004. These gains and losses on net foreign exchange transactions and the fair value of derivative instruments are to a large extent offset by changes to our net equity position and arise due to the fact that most of our subsidiaries prepare their financial statements in currencies other than the US dollar in accordance with IFRS.
    Equity in earnings of associated companies generated a gain of US$22.4 million in the fourth quarter of 2005, compared to a gain of US$149.1 million in the fourth quarter of 2004. The gain in the fourth quarter of 2005 was derived mainly from the 15% equity shareholding in Ternium we held during the quarter. The gain of US$149.1 million recorded in the fourth quarter of 2004 was derived mainly from our previous investment in Sidor (which was exchanged into our investment in Ternium during September 2005) and included non-recurring gains of US$117.7 million in respect of the conversion of a subordinated loan into equity and the reversal of an impairment provision.
    Income tax charges totalled US$164.4 million in the fourth quarter of 2005, equivalent to 30% of income before equity in earnings of associated companies and income tax.
    Income attributable to minority interest rose to US$33.9 million in the fourth quarter of 2005, compared to US$12.1 million in the corresponding quarter of 2004 reflecting an improvement in operating and financial results at our Confab and NKKTubes subsidiaries.

    Cash Flow and Liquidity

    Net cash provided by operations during the fourth quarter of 2005 was US$363.4 million (US$1,295.3 million during the year). Working capital increased by US$132.6 million during the fourth quarter due to an increase in trade receivables associated with higher sales and a reduction in customer advances on sales of welded pipe products partially offset by a reduction in inventories. The increase in working capital for the year was US$433.9 million.
    Capital expenditures increased to US$90.0 million for the fourth quarter compared to US$60.8 million in the fourth quarter of 2004 as we began to implement a two-year investment program to increase capacity for high-end products. Capital expenditure for the full year increased to US$284.5 million compared to US$183.3 million in 2004.
    During 2005, total financial debt decreased by US$249.0 million to US$1,010.3 million at December 31, 2005 from US$1,259.3 million at December 31, 2004. Net financial debt during 2005 decreased by US$645.1 million to US$183.0 million at December 31, 2005.

    Analysis of 2005 Results

    Results for the fiscal year ended December 31, 2005 with comparison to the results for the corresponding period of 2004.

(metric tons)

Sales volume               FY  2005    FY  2004   Increase/(Decrease)

North America               843,000     757,000                   11%
Europe                      666,000     679,000                  (2%)
Middle East & Africa        524,000     421,000                   24%
Far East & Oceania          404,000     412,000                  (2%)
South America               433,000     377,000                   15%
Total seamless pipes      2,870,000   2,646,000                    8%
Welded pipes                501,000     316,000                   59%
Total steel pipes         3,371,000   2,963,000                   14%

    Sales volume of seamless pipes increased by 8% to 2,870,000 tons in 2005 from 2,646,000 tons in 2004. Demand for our seamless pipe products from oil and gas customers was particularly strong reflecting increased investment in oil and gas exploration and production activity whereas demand from industrial and automotive customers was more constrained.

    -- North America. In North America, demand for our seamless pipe products increased due to higher exploration and production activity in Canada, including SAGD projects, and increased sales of OCTG products in the USA.

    -- Europe. In Europe, the decrease in sales was primarily due to lower sales to industrial customers reflecting a reduction in mill capacity allocation to lower margin industrial products in response to increased demand from the energy sector. Sales of OCTG and line pipe products to oil and gas customers and for process and power plant construction increased.

    -- Middle East & Africa. In the Middle East and Africa, demand increased due to higher oil and gas exploration and production activity in the Middle East, particularly in Saudi Arabia, and higher sales of flowlines and risers for West African deepwater projects.

    -- Far East & Oceania. In the Far East and Oceania, the decrease in sales was primarily due to lower sales of line pipe for process and power plant construction as well as to lower sales to industrial customers in Japan. Sales of OCTG products increased particularly in Indonesia and China.

    -- South America. In South America, demand increased reflecting higher levels of drilling activity in the region, particularly in Venezuela and Ecuador.

    Sales volume of welded pipe products increased 59% to 501,000 tons in 2005 from 316,000 tons in 2004. This increase reflects substantially higher sales for gas pipeline projects in the Brazilian and Argentine markets.
    Sales of electric energy in Italy decreased 3% to 2.9 TWh in 2005 from 3.0 TWh in 2004 and sales of natural gas increased by 44% to 941 million scm in 2005 from 652 million scm in 2004.
    Net sales in 2005 increased 63% compared to 2004, which primarily reflects strong sales growth in our seamless pipes business and a good year for our welded pipes business, but sales of energy and other products also increased.

(US$ million)

Net sales                  FY  2005    FY  2004   Increase/(Decrease)

Seamless pipes              5,124.0     3,273.3                   57%
Welded pipes                  845.1       348.1                  143%
Energy                        526.4       417.9                   26%
Others                        240.7        96.8                  149%
Total                       6,736.2     4,136.1                   63%

    Seamless Pipes. Net sales of seamless pipes rose by 57%, reflecting strong market demand for our products, particularly for high-end products used in demanding applications. Average selling prices for seamless pipes increased by 44% to US$1,785 per ton in 2005 from US$1,237 per ton in 2004.
    Welded Pipes. Net sales of welded pipes, which included US$60 million in sales of metal structures made by our Brazilian welded pipe subsidiary in 2005 and US$68 million of such sales in 2004, increased 143% reflecting increased demand from gas pipeline projects in Brazil and Argentina and higher average selling prices.
    Net sales of electricity and natural gas by Dalmine Energie increased by 26% reflecting higher prices for electricity and natural gas and higher sales of natural gas. Net sales of other goods and services increased 149% due to sales of pre-reduced hot briquetted iron from the plant in Venezuela that we acquired in July 2004 and higher sales of sucker rods used in oil extraction.

(percentage of net sales)

Cost of sales                          FY 2005               FY 2004

Seamless pipes                              53%                   63%
Welded pipes                                66%                   72%
Energy                                      98%                   95%
Others                                      63%                   56%
Total                                       59%                   67%

    Cost of sales, expressed as a percentage of net sales, decreased to 59% in 2005, compared to 67% in 2004 due primarily to higher gross margins on our sale of seamless pipe products. Cost of sales for seamless pipe products, expressed as a percentage of net sales, decreased to 53% in 2005 compared to 63% in 2004 as higher average selling prices offset increased raw material, energy and labor costs and we sold higher volumes of higher margin, high-end products. Cost of sales for welded pipe products, expressed as a percentage of net sales, decreased to 66% in 2005, compared to 72% in 2004, as higher average selling prices and volume-related efficiencies offset increased raw material prices.
    Selling, general and administrative expenses, or SG&A, declined as a percentage of net sales to 12.5% in 2005 compared to 16.3% in 2004 but rose in absolute terms to US$842.6 million compared to US$672.4 million. SG&A rose in absolute terms due to higher labor costs and taxes included in SG&A and higher commission, freight and other selling expenses.
    Net financial expenses totalled US$109.7 million in 2005, compared to net financial income of US$5.8 million in 2004. Net interest expenses decreased to US$29.2 million compared to US$32.7 million, as the decrease in the net debt position offset the impact of increases in interest rates. Tenaris recorded a loss of US$86.6 million on net foreign exchange transactions and the fair value of derivative instruments in 2005, compared to a gain of US$33.1 million in 2004. These gains and losses on net foreign exchange transactions and the fair value of derivative instruments are to a large extent offset by changes to our net equity position and arise due to the fact that most of our subsidiaries prepare their financial statements in currencies other than the US dollar in accordance with IFRS.
    Equity in earnings of associated companies generated a gain of US$117.4 million in 2005, compared to a gain of US$206.0 million in 2004. These gains were derived mainly from our equity investment in Sidor which was exchanged for an investment in Ternium in September 2005. The gain of US$206.0 million recorded in 2004 included non-recurring gains of US$135.0 million in respect of the conversion of a subordinated loan into equity and the reversal of an impairment provision.
    Income tax charges of US$568.8 million were recorded during 2005, equivalent to 31% of income before equity in earnings of associated companies and income tax, compared to income tax charges of US$220.4 million, equivalent to 27% of income before equity in earnings of associated companies and income tax, during 2004.
    Income attributable to minority interest rose to US$109.8 million in 2005, compared to US$20.3 million 2004 reflecting an improvement in operating and financial results at our Confab and NKKTubes subsidiaries.

    Some of the statements contained in this press release are "forward-looking statements." Forward-looking statements are based on management's current views and assumptions and involve known and unknown risks that could cause actual results, performance or events to differ materially from those expressed or implied by those statements. These risks include but are not limited to risks arising from uncertainties as to future oil prices and their impact on investment programs by oil companies.

Consolidated Income Statement

(all amounts in         Three-month period       Fiscal year ended
 thousands of U.S.       ended December 31,        December 31,
 dollars, unless
 otherwise stated)        2005       2004        2005        2004
                       ----------- ---------- ----------- -----------

Net sales               1,898,574  1,272,711   6,736,197   4,136,063
Cost of sales          (1,070,927)  (837,531) (3,942,758) (2,776,936)
                       ----------- ---------- ----------- -----------
Gross profit              827,647    435,180   2,793,439   1,359,127
Selling, general and
 administrative
 expenses                (239,044)  (196,162)   (842,574)   (672,449)
Other operating income
 & expenses               (11,684)   116,358      (2,419)    126,840
                       ----------- ---------- ----------- -----------
Operating income          576,919    355,376   1,948,446     813,518
Financial income
 (expenses), net          (20,147)    28,257    (109,738)      5,802
                       ----------- ---------- ----------- -----------
Income before equity
 in earnings of
 associated companies
 and income tax           556,772    383,633   1,838,708     819,320
Equity in earnings of
 associated companies      22,433    149,068     117,377     206,037
                       ----------- ---------- ----------- -----------
Income before income
 tax                      579,205    532,701   1,956,085   1,025,357
Income tax               (164,361)   (53,192)   (568,753)   (220,376)
                       ----------- ---------- ----------- -----------
Net Income (1)            414,844    479,509   1,387,332     804,981
                       ----------- ---------- ----------- -----------

Net Income
 Attributable to (1):
Equity holders of the
 Company                  380,960    467,422   1,277,547     784,703
Minority interest          33,884     12,087     109,785      20,278
                       ----------- ---------- ----------- -----------
                          414,844    479,509   1,387,332     804,981
                       ----------- ---------- ----------- -----------


(1) Prior to December 31, 2004 minority interest was shown in the income statement before net income, as required by International Financial Reporting Standards in effect. For periods beginning on or after January 1, 2005, IAS 1 (revised) requires that income for the period as shown on the income statement not exclude minority interest. Earnings per share, however, continue to be calculated on the basis of net income attributable solely to the equity holders of the Company.


Consolidated Balance Sheet

(all amounts in
 thousands of
 US,dollars)             At December 31, 2005   At December 31, 2004

ASSETS
Non-current assets
  Property, plant and
   equipment, net        2,230,038              2,164,601
  Intangible assets, net   159,099                 49,211
  Investments in
   associated companies    257,234                 99,451
  Other investments         25,647                 24,395
  Deferred tax assets      194,874                161,173
  Receivables               65,852  2,932,744     151,365  2,650,196
                         ----------             ----------

Current assets
  Inventories            1,376,113              1,269,470
  Receivables and
   prepayments             143,282                279,450
  Current tax assets       102,455                 94,996
  Trade receivables      1,324,171                936,931
  Other investments        119,907                119,666
  Cash and cash
   equivalents             707,356  3,773,284     311,579  3,012,092
                         ---------- ----------  ---------- ----------

Total assets                        6,706,028              5,662,288

EQUITY AND LIABILITIES
Capital and reserves
 attributable to the
 Company's equity
 holders
  Share capital          1,180,537              1,180,537
  Legal reserves           118,054                118,054
  Share premium            609,733                609,733
  Other distributable
   reserve                       -                     82
  Currency translation
   adjustments             (59,743)               (30,020)
  Other reserves             2,718                      -
                         ----------             ----------
  Retained earnings      1,656,503  3,507,802     617,538  2,495,924
                         ----------             ----------

Minority interest                     268,071                165,271
                                    ----------             ----------
Total equity                        3,775,873              2,661,195
                                    ----------             ----------

LIABILITIES
Non-current liabilities
  Borrowings               678,112                420,751
  Deferred tax
   liabilities             353,395                371,975
  Other liabilities        154,378                172,442
  Provisions                43,964                 31,776
  Trade payables             1,205  1,231,054       4,303  1,001,247
                         ----------             ----------

Current liabilities
  Borrowings               332,180                838,591
  Current tax
   liabilities             452,534                222,735
  Other liabilities        138,875                194,945
  Provisions                36,945                 42,636
  Customer advances        113,243                108,847
  Trade payables           625,324  1,699,101     592,092  1,999,846
                         ---------- ----------  ---------- ----------

Total liabilities                   2,930,155              3,001,093

Total equity and
 liabilities                        6,706,028              5,662,288


Consolidated Cash Flow Statement

                            Three-month period    Fiscal year ended
                            ended December 31,      December 31,
                            ------------------- ---------------------
(all amounts in thousands
 of U.S. dollars)             2005      2004       2005       2004
                            --------- --------- ----------- ---------

Cash flows from operating
 activities
Income for the period        414,844   479,509   1,387,332   804,981
Adjustments for:
 Depreciation and
  amortization           57,573    57,750     214,227   208,119
 Income tax accruals less
  payments                    45,062     8,723     149,487    44,659
 Equity in earnings of
  associated companies       (22,433) (149,068)   (117,377) (206,037)
 Interest accruals less
  payments, net               (1,087)    9,843       1,919    16,973
Power plant impairment             -    11,705           -    11,705
Changes in provisions          6,920     4,445       6,497    11,455
Proceeds from Fintecna
 arbitration award net of
 BHP settlement                    -  (126,126)     66,594  (126,126)
Changes in working capital  (132,563) (209,259)   (433,939) (621,187)
Other, including currency
 translation adjustment       (4,966)  (35,518)     20,583   (46,254)
                            --------- --------- ----------- ---------
Net cash provided by
 operating activities        363,350    52,004   1,295,323    98,288
                            --------- --------- ----------- ---------

Cash flows from investing
 activities
Capital expenditures         (90,046)  (60,834)   (284,474) (183,312)
Acquisitions of
 subsidiaries                   (290)      (40)    (48,292)  (97,595)
Convertible loan to
 associated companies           (414)        -     (40,358)        -
Proceeds from disposal of
 property, plant and
 equipment and intangible
 assets                        4,582     1,762       9,995    12,054
Dividends and distributions
 received from associated
 companies                         -     8,003      59,127    48,598
Changes in restricted bank
 deposits                      1,392   (13,500)     11,452   (13,500)
Investments in short term
 securities                   24,752         -    (119,907)        -
Reimbursement from trust
 funds                             -    20,359     119,666    20,359
                            --------- --------- ----------- ---------
Net cash used in investing
 activities                  (60,024)  (44,250)   (292,791) (213,396)
                            --------- --------- ----------- ---------

Cash flows from financing
 activities
Dividends paid              (149,928)        -    (349,439) (135,053)
Dividends paid to minority
 interest in subsidiaries     (6,394)       (8)    (14,318)      (31)
Proceeds from borrowings     446,931   175,903   1,222,861   632,095
Repayments of borrowings    (444,227) (163,390) (1,463,233) (326,453)
                            --------- --------- ----------- ---------
Net cash (used in)
 provided by financing
 activities                 (153,618)   12,505    (604,129)  170,558
                            --------- --------- ----------- ---------
Increase in cash and cash
 equivalents                 149,708    20,259     398,403    55,450

Movement in cash and cash
 equivalents
At beginning of the period   531,462   276,205     293,824   238,030
Effect of exchange rate
 changes                        (579)   (2,640)    (11,636)      344
Increase in cash and cash
 equivalents                 149,708    20,259     398,403    55,450
At December 31,              680,591   293,824     680,591   293,824


Cash and cash equivalents          At December, 31   At December, 31
--------------------------------- ----------------- -----------------
                                   2005     2004     2005     2004
--------------------------------- -------- -------- -------- --------
Cash and bank deposits            707,356  311,579  707,356  311,579
--------------------------------- -------- -------- -------- --------
Bank overdrafts                   (24,717)  (4,255) (24,717)  (4,255)
--------------------------------- -------- -------- -------- --------
Restricted bank deposits           (2,048) (13,500)  (2,048) (13,500)
--------------------------------- -------- -------- -------- --------
                                  680,591  293,824  680,591  293,824
--------------------------------- -------- -------- -------- --------

    CONTACT: Tenaris
             Nigel Worsnop, 1-888-300-5432
             www.tenaris.com

                                    SIGNATURE




Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



Date: March 2, 2006



                                  Tenaris, S.A.




By: /s/ Cecilia Bilesio
-----------------------
Cecilia Bilesio
Corporate Secretary